October 18, 2007

Mail Stop 4561
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VIA EDGAR AND FEDEX
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
   Attn: Jorge Bonilla
   Senior Staff Accountant

Re:      Smith Barney Tidewater Futures Fund L.P.
         Form 10 - Response to SEC Comments
         File No. 000-52604
         -------------------------------------------------

Ladies and Gentlemen:

On behalf of this firm's client, Smith Barney Tidewater Futures Fund L.P. (the
"Partnership"), I am transmitting herewith for filing with the Securities and
Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), Amendment No. 1 to the Partnership's
Registration Statement on Form 10 that was filed with the Commission on April
30, 2007 (the "Registration Statement"). This letter responds to the Commission
Staff's comment letter dated May 23, 2007 (the "Letter") to the Registration
Statement. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff's comments are indicated in italics, followed by the response of Citigroup Managed Futures LLC, the general partner of the Partnership (the "General Partner"). Page numbers in the headings refer to page numbers in the Registration Statement filed with the Commission on
April 30, 2007. Page numbers in the responses refer to page numbers in this
Amendment No. 1.

Smith Barney Tidewater Futures Fund L.P. - General
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1.       Please update financial statements of the Fund in accordance with Rule
         3-12 of Regulation S-X.

         The financial statements of the Partnership have been updated through
June 30, 2007 in accordance with Rule 3-12.

Smith Barney Tidewater Futures Fund L.P.

2.       Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities
         Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange
         Act of 1934 at such time and that we will continue to review your filing of Form 10 until all of our comments have been addressed.

         The General Partner understands that the Registration Statement will be effective 60 days after the date filed and that as a result the Partnership will be subject to the reporting requirements of the 1934 Act.

Independent Auditors' Report
----------------------------

3.       Advise us how your audit report complies with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the
         Public Company Accounting Oversight Board.

         The Partnership's audit report has been amended to include a reference to Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the
Standards of the Public Company Accounting Oversight Board in light of the
Partnership's registration under the 1934 Act (see Exhibit 99.1).

Citigroup Managed Futures LLC Independent Auditors' Report
----------------------------------------------------------

4.       Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

         A conformed version of the independent auditor's signature is included in the audit opinion. The General Partner has confirmed that it received a manually signed original audit report from its independent auditor.

Statement of Financial Condition
--------------------------------

5.       Continue to monitor the updating requirements relating to the statement of financial condition of the General Partner if there has been a fundamental change in its financial condition subsequent to the date of the audited statement of financial condition. Also, it should be no more than six months old.

         The General Partner will continue to monitor its financial condition and will ensure that the statement of financial condition filed with the Form 10 is as of a date that is no more than six months from the date of filing.

Smith Barney Tidewater Futures Fund L.P.

6.       Please include a head note on the statement of financial condition to indicate that purchasers of units of the Fund will not receive any interest in the General Partner.

         The following note has been added to the bottom of each page of the
General Partner's Statement of Financial Condition: "PURCHASERS OF UNITS WILL
ACQUIRE NO INTEREST IN CITIGROUP MANAGED FUTURES LLC"

Note 2 -- Significant Accounting Policies
-----------------------------------------

7.       Citigroup Managed Futures, LLC's investments in Limited Partnerships are valued at their proportionate share of the net asset values as reported by the Limited Partnerships and approximate fair value.
         Please, tell us the basis in GAAP for this determination and provide to us your consolidation policies regarding these entities.

         The General Partner and its independent auditor have previously evaluated the General Partner's investments in limited partnerships under FASB
Interpretation No. 46R, "Consolidation of Variable Interest Entities" (the
"Interpretation") and have previously determined that the Partnership does not meet the definition of a variable interest entity under the Interpretation. The
General Partner, therefore, evaluates whether these entities must be consolidated into the General Partner's financial statements pursuant to the
Emerging Issues Task Force ("EITF") Issue No. 04-5, "Determining Whether a
General Partner, or the General Partners as a Group, Controls a Limited
Partnership or Similar Entity When the Limited Partners Have Certain Rights."
The General Partner has concluded that it does not "control" the Partnership within the meaning of EITF 04-5 based on the Partnership's Limited Partnership
Agreement, which gives the limited partners authority to (i) dissolve the limited partnership, and (ii) remove the General Partner, by a simple majority vote of outstanding limited partnership interests. The General Partner applies the equity method of accounting to its investments in limited partnerships, as required by EITF 04-5, consistent with the General Partner's disclosure in the financial statements that investments in limited partnerships are valued at the company's proportionate share of the net asset values as reported by those limited partnerships.

Note 4 -- Related Party Transactions
------------------------------------

8.       We note that your general partner reported substantial receivables from
         Citigroup Global Markets Inc. (CGM), an affiliate. Given the significance of these receivables and since the debtor is an affiliate, please tell us what consideration you gave to providing the audited balance sheet of CGM. If CGM is currently a reporting company with the
         Commission, disclose that fact in lieu of presenting its separate audited balance sheet.

         The receivables from CGM represent regularly occurring receivables from the customary business activities of the General Partner, such as interest income. CGM is registered as a broker-dealer and files periodic and audited annual reports with the Commission, the NASD and certain States. The General
Partner has included CGM's Condensed Statement of Financial Condition as of
December 31, 2006 in the Form 10 (see page 59).

Smith Barney Tidewater Futures Fund L.P.

The courtesy copy of this letter filed with the examiner will include the revised pages marked to show changes.

                                     * * * *

         Pursuant to your comment letter, on behalf of the General Partner and the Partnership, we acknowledge that:

    o     the adequacy and accuracy of the disclosure in the Partnership's Form
          10 is the responsibility of the Partnership;

    o     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership's Form 10; and

    o     the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

Please feel free to call either the undersigned at (212) 728-8727 or Gabriel
Acri of this office at (212) 728-8833 with any questions.

 Very truly yours,

/s/ Rita M. Molesworth
 Rita M. Molesworth

cc:      Jennifer Magro
         Wilson K. Lee
         Gabriel Acri